UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Fang Holdings Limited

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

Tianquan Mo

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

Jiangong Dai

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8268

Shan Li

Digital Link Investments Limited

Unit 219, 2/F Building 16W, Phase Three

Hong Kong Science Park, Pak Shek Kok

New Territories, Hong Kong SAR

+1 284 852 3810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 16954W101	Schedule 13D/A	Page 1 of 14 Pages

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% of the Class A Ordinary Shares 47.0% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 6,964,415 Class A Ordinary Shares (including 4,534,852 Class A Ordinary Shares represented by ADSs) and 11,119,686 Class B Ordinary Shares held of record by Fang Holdings Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 18, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 2 of 14 Pages

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.2% of the Class A Ordinary Shares 56.2% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP 16954W101	Schedule 13D/A	Page 3 of 14 Pages

(1)	Represents (i) 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited; (ii) 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock options; (iii) 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited; (iv) 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares; (v) 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares. Each of ACE Smart Investments Limited, Karistone Limited and Open Land Holdings Limited is wholly owned by Mr. Tianquan Mo. Media Partner Technology Limited is wholly owned by The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee. Mr. Tianquan Mo’s wife is the sole director of Media Partner Technology Limited. Next Decade Investments Limited is wholly owned by KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Tianquan Mo’s wife is the sole director of Next Decade Investments Limited. Mr. Tianquan Mo may be deemed to be the beneficial owner of the shares of the Issuer held by these companies.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022, together with (i) 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock options; (ii) 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares; and (iii) 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 4 of 14 Pages

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,669,921 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,669,921 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,669,921 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 5 of 14 Pages

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% of the Class A Ordinary Shares 3.9% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock options.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022, together with 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock options.

CUSIP 16954W101	Schedule 13D/A	Page 6 of 14 Pages

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,000 Class A Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,000 Class A Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.04% of the Class A Ordinary Shares(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 7 of 14 Pages

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 24.5% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022, together with 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 8 of 14 Pages

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 29.7% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022, together with 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following October 13, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 9 of 14 Pages

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 10 of 14 Pages

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 11 of 14 Pages

1.	Names of Reporting Persons. Jiangong Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 246,667 Class A Ordinary Shares
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares
	9.	Sole Dispositive Power 246,667 Class A Ordinary Shares
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,047,809 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 246,667 Class A Ordinary Shares represented by ADSs held of record by Mr. Jiangong Dai and 8,801,142 held of record by True Knight Limited, which is wholly-owned by Mr. Jiangong Dai. Mr. Jiangong Dai may be deemed to be the beneficial owner of the shares of the Issuer held by True Knight Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 12 of 14 Pages

1.	Names of Reporting Persons. True Knight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,801,142 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% of the Class A Ordinary Shares(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 13 of 14 Pages

1.	Names of Reporting Persons. Shan Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Public of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,137,921 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,137,921 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,921 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 3,137,921 Class A Ordinary Shares held of record by Digital Link Investments Limited which is wholly-owned by Mr. Shan Li. Mr. Shan Li may be deemed to be the beneficial owner of the shares of the Issuer held by Digital Link Investments Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 14 of 14 Pages

1.	Names of Reporting Persons. Digital Link Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,137,921 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,137,921 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,921 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 18, 2022.

Introductory Note

This Amendment No. 6 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019, as amended by Amendment No. 1 on January 7, 2020, Amendment No. 2 on June 25, 2020, Amendment No. 3 on July 20, 2021, Amendment No. 4 on June 1, 2022, and Amendment No. 5 on August 24, 2022 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”).

This Schedule 13D shall be deemed to amend and incorporate herein the Schedule 13D filed by Jiangong Dai and True Knight Limited (collectively, the “Dai Reporting Persons”) with the SEC on May 16, 2022 (the “Dai Schedule 13D”). The Dai Reporting Persons in Dai Schedule 13D and all information relating to such Reporting Persons disclosed in Dai Schedule 13D, and all other information reported therein is hereby incorporated into this Schedule 13D.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D and Dai Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Select Market under the symbol “CIH.”

This Amendment No. 6 amends and supplements the Original Schedule 13D to disclose that the Consortium (as defined in Item 4 below) has been formed and submitted to the special committee of the board of directors of the Issuer an updated preliminary non-binding proposal to acquire all outstanding Class A and Class B Ordinary Shares, including the ADSs, that are not currently owned by the Consortium Members (as defined in Item 4 below) in a going-private transaction.

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaims any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly by and on behalf of each of the following persons (collectively, the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act:

1)	Fang Holdings Limited (“Fang”) is an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, and its principal business address at c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, PRC. Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors.

2)	Tianquan Mo is a PRC citizen and the founder of the Issuer (“Mr. Mo”). Mr. Mo’s business address is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

3)	ACE Smart Investments Limited (“ACE Smart”) is a company limited by shares incorporated under the laws of Hong Kong, with its registered office at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR. Its principal business is investment holding. As of the date hereof, ACE Smart is wholly owned by Mr. Mo.

4)	Karistone Limited (“Karistone”) is a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its principal business is investment holding. As of the date hereof, Karistone is wholly owned by Mr. Mo.

5)	Ateefa Limited (“Ateefa”) is a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its principal business is investment holding. As of the date hereof, Ateefa is wholly owned by Mr. Mo.

6)	Deanhale Limited (“Deanhale”) is a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its principal business is investment holding. As of the date hereof, Deanhale is wholly owned by Mr. Mo.

7)	Open Land Holdings Limited (“Open Land”) is a company limited by shares incorporated under the Laws of Hong Kong, with its registered office at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR. As of the date hereof, Open Land is wholly owned by Mr. Mo.

8)	Media Partner Technology Limited (“Media Partner”) is a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its principal business is investment holding. All of the shares of Media Partner are held by The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as the trustee. Mr. Mo’s wife is the sole director of Media Partner.

9)	Next Decade Investments Limited (“Next Decade”) is a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Its principal business is investment holding. All of the shares of Next Decade are held by KM & KM Trust, for which Credit Suisse Trust Limited serves as the trustee. Mr. Mo’s wife is the sole director of Next Decade.

10)	Jiangong Dai (“Mr. Dai”) is a PRC citizen and the chairman of the board of directors of the Issuer and the executive chairman of the board of directors of Fang. Mr. Dai’s business address is c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

11)	True Knight Limited (“True Knight”) is a business company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110. Its principal business is investment holding. As of the date hereof, True Knight is wholly owned by Mr. Dai.

12)	Shan Li (“Mr. Li”) is a PRC citizen and the director and officer of Digital Link. His business address is Flat A, 25/F, 127 Repulse Bay Road, Repulse Bay, Hong Kong SAR.

13)	Digital Link Investments Limited (“Digital Link”) is a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Its principal business is investment holding. As of the date hereof, Digital Link is wholly owned by Mr. Li.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Shares and the ADSs held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.4. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof, if any, is set forth on Schedule A.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

This Schedule 13D is being filed by the Reporting Persons because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of the Shares or ADSs by the Reporting Persons.

On October 13, 2022, the Consortium submitted an updated preliminary non-binding proposal (the “Updated Proposal Letter”) to the special committee of the board of directors of the Issuer relating to a potential acquisition of all of the outstanding Class A and Class B Ordinary Shares and ADSs not currently owned by the Consortium in a going-private transaction at a purchase price of US$0.84 per share or per ADS (the “Proposed Transaction”). The Reporting Persons anticipate that the consideration payable in connection with the Proposed Transaction will be funded by equity capital in form of cash contribution by Fang and Mr. Mo (or his affiliates) and rollover equity in the Issuer by the Consortium members. The Proposed Transaction is not expected to be subject to a financing condition.

The description of the Updated Proposal Letter contained herein is qualified in its entirety by reference to Exhibit 99.3 attached hereto, which Exhibit is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 4.

On October 12, 2022, Fang, Mr. Mo, ACE Smart, Karistone, Open Land, Media Partner, Next Decade, True Knight, Digital Link, and General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”) (collectively, the “Consortium”, and each, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each member of the Consortium has agreed, among other things, that (i) Fang, as the lead investor, shall act in good faith to engage in discussions with the special committee of the Issuer regarding the Proposed Transaction, negotiate and finalize the definitive documentation in connection with the Proposed Transaction; (ii) cooperation in engaging advisors; (iii) cooperation in entry into definitive documentation with respect to the Proposed Transaction; (iv) for a period ending on the earlier of (A) the date which is twelve (12) months after the date of the Consortium Agreement, which may be extended as jointly agreed by all Consortium Members in writing and (B) the termination of the Consortium Agreement pursuant to its terms thereof, each Consortium Member shall work exclusively with each other to implement the Proposed Transaction, including to evaluate the Company and its business, prepare, negotiate and finalize the definitive documentation, vote, or cause to be voted, at every shareholder meeting all of its equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer (x) against any alternative transaction or matter that would facilitate an alternative transaction and (y) in favor of the Proposed Transaction, and not to acquire or dispose of the Shares and ADSs of the Issuer, subject to certain exceptions; and (v) subject to certain conditions including entry into definitive documentation with respect to the Proposed Transaction, each applicable Consortium Member shall contribute (or cause their affiliates to contribute) respective applicable cash or Shares or ADSs to a new company to be formed by the Consortium in exchange for its newly issued equity interests.

On October 13, 2022, the Consortium submitted the Updated Proposal Letter to the special committee of the board of directors of the Issuer relating to the Proposed Transaction. Consummation of the transactions contemplated by the Updated Proposal Letter is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. The Updated Proposal Letter indicates that it is the Consortium’s preliminary indication of interest and does not constitute any binding commitment with respect to the Proposed Transaction or any other transaction. No agreement, arrangement or understanding between the Issuer and the Consortium relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by the Issuer and the Consortium and all other appropriate parties. The other key terms of the Proposed Transaction remain the same as those set forth in the Proposal Letter included as Exhibit 99.1 of the Original Schedule 13D filed on August 24, 2022.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Company and the Consortium. Neither the Company nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is consummated, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist of persons to be designated by the Consortium, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

References to the Consortium Agreement and the Updated Proposal Letter in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Updated Proposal Letter, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference in their entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the special committee of the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated in its entirety with respect to each Reporting Person to read as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Because of the arrangements in the Consortium Agreement, the Reporting Persons and the other Consortium Members (including General Atlantic) that beneficially own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and/or Class B Ordinary Shares may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.

Collectively, the Consortium may be deemed to beneficially own (i) an aggregate of 43,830,521 Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, representing 62.7% of outstanding Class A Ordinary Shares, and (ii) an aggregate of 25,391,206 Class B Ordinary Shares, representing 100% of outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The Consortium may be deemed to beneficially own approximately 72.7% of the total number of outstanding Class A Ordinary Shares (including the number of Class B Ordinary Shares convertible into Class A Ordinary Shares). Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. The Consortium may be deemed to beneficially own the Shares representing approximately 91.4% of the total voting power of the Company. The Shares issuable upon the exercise of options or vesting of restricted shares of the Company within 60 days following October 13, 2022 are included for purposes of calculation in this paragraph.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other Reporting Persons or other parties to the Consortium Agreement. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other parties to the Consortium Agreement.

(c)       Except as set forth in Items 4 and 5, no transactions in any of the shares or ADSs of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d)       Except as set forth in this Item 5(a)-(b), to the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by the Reporting Persons.

(e)       Ateefa and Deanhale shall cease to be deemed as the beneficial owner of the Shares on the date of the Consortium Agreement given the fact that they do not directly own the Shares and they are not parties to the Consortium Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On October 12, 2022, the Consortium Members entered into the Consortium Agreement described in Items 3 and 4 of this Schedule 13D, and which is attached hereto as Exhibit 99.2.

On October 13, 2022, the Consortium Members delivered to the Issuer the Updated Proposal Letter described in Items 3 and 4 of this Schedule 13D, and which is attached hereto as Exhibit 99.3.

The Reporting Persons entered into a Joint Filing Agreement on October 13, 2022 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.4.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.2:	Consortium Agreement, dated October 12, 2022
Exhibit 99.3:	Updated Proposal Letter, dated October 13, 2022
Exhibit 99.4:	Joint Filing Agreement, dated October 13, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

FANG HOLDINGS LIMITED

By:	/s/ Jiangong Dai
Name: Jiangong Dai
Title: Chairman of the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

TIANQUAN MO

By:	/s/ Tianquan Mo
Name: Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

JIANGONG DAI

By:	/s/ Jiangong Dai
Name: Jiangong Dai

TRUE KNIGHT LIMITED

By:	/s/ Jiangong Dai
Name: Jiangong Dai
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2022

Shan Li

By:	/s/ Shan Li
Name: Shan Li

Digital Link Investments Limited

By:	/s/ Shan Li
Name: Shan Li
Title: Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Tianquan Mo (PRC citizen)	Director of ACE Smart Investments Limited, Director of Ateefa Limited, Director of Deanhale Limited, Director of Karistone Limited, and Director of Open Land Holdings Limited, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China

Jing Cao (U.S. citizen)	Director of Media Partner, Director of Next Decade, and Director of Open Land Holdings Limited, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Jiangong Dai (PRC citizen)	Executive Chairman of Fang Holdings Limited and Chairman of China Index Holdings Limited, Director of True Knight, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China

Shan Li (PRC citizen)	Director and officer of Digital Link, Flat A, 25/F, 127 Repulse Bay Road, Repulse Bay, Hong Kong SAR